Exhibit 99.1

Gaotu Techedu Inc. Responds to Media Reports

BEIJING, July 23, 2021 – Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a leading online large-class after-school tutoring service provider in China, today noted that certain English and Chinese language media outlets reported that the PRC regulators are considering a new set of regulations concerning after-school tutoring service related to school subjects taught in China’s compulsory education system. The regulations have not been published, and the Company has not received official notification of the regulations. It is the Company’s policy not to comment on market speculations.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class after-school tutoring service provider in China. The Company offers foreign language, professional and admission courses, and also offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Ms. Sandy Qin, CFA, CMA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com